Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following is a transcript of an interview with Bloomberg Radio given by Stewart Butterfield, Chief Executive Officer and Co-Founder of Slack, on December 4, 2020.

Carol Masser: Our next guest, we caught up with him back in April as we were all settling into or starting to work from home and then when all of a sudden really our worlds became all about virtual meetings and working together on platforms. Slack is a messaging platform that has seen growing demand as companies scrambled to move their workforces remote, and as you know, just struck a golden deal really with Salesforce. Back with us to talk about things surrounding that deal and more is Slack co-founder, chairman and CEO Stewart Butterfield, on the phone from San Francisco. Stewart, great to have you back with us. How are you?

Stewart Butterfield: Doing well, there’s a… you know, TGIF. It’s going to be a more relaxing weekend I think with a lot of internal communication.

Carol Masser: Yeah, a little bit crazy, so let’s talk about this deal. First of all, I’m just curious, do you think if we hadn’t had the pandemic and everybody increasingly working from home that maybe this wouldn’t have happened? I mean, when did you guys start talking together?

Stewart Butterfield: Well, we’ve been a partner of theirs for many years and Bret Taylor, the president and COO, I’ve known since the early days of the internet, about [inaudible] years.

Carol Masser: Yeah.

Stewart Butterfield: So we’ve always been fairly close. It’s a really hard question to answer, I definitely think everything advanced in certain ways. We often call Slack a digital HQ and I think that becomes more important when people don’t have access to their physical headquarters. But then you look back, there’s a lot of news all at once. They announced their quarterly earnings and they announced the acquisition, so [inaudible], we added 14,000 net new paid customers in the quarter, so up 140% [inaudible] the year prior. And absolutely some of the heightened interest comes from the work from home, pandemic, but some of it is product improvements we’ve made that are [inaudible] experience.

Carol Masser: Mmhmm.

Stewart Butterfield: The biggest contributor though is Slack Connect, which allows Slack users and organizations to communicate across organizational boundaries, and that’s something that we had been testing for about a year, over the last year, sorry, a couple years. Over the last year, it grew 140% four quarters ago, 160% three quarters ago, 200% last quarter, 240% this quarter.

Carol Masser: Wow, yeah.

Stewart Butterfield: So that’s really exciting a lot of new customers. And it’s really something that I hope will be a special part of this combination because Salesforce has such a rich toolset for CRM.

Carol Masser: Right.

Stewart Butterfield: [Inaudible] I don’t just mean the original sales cloud, but marketing, customer success, support, all of those things. I don’t have a statistic for you, but of the half million connected end points in the Slack Connect network, it seems fair to say that 90% [inaudible] are customer geared relationships.

Carol Masser: Mmhmm.

Stewart Butterfield: I think that’s a possibility to create like a [inaudible], a new [inaudible] of CRM.

Carol Masser: Listen, if there’s any company that knows how to make an acquisition happen and kind of integrate it into their existing structure, it’s Salesforce. Right? I mean they’re so acquisitive, that’s what they do and they do it so well. You did send a message to your employees to say we’re not changing our road map or our brand or the way we do business, we still recruit candidates to work at Slack, you will still be working at Slack. Do you really see none of this changing with a partnership of this size?

Stewart Butterfield: Well we think none, it’s not that there’s no changes at all. But Salesforce, as you point out, very acquisitive, I think it’s something like 70 acquisitions over the years.

Carol Masser: Yeah.

Stewart Butterfield: But this is the biggest one, this is a big one.

Carol Masser: Mmhmm.

Stewart Butterfield: I think a large part of what we’re both hoping to get out of this is a really significant acceleration of what we’re already doing. And the combination of Slack as a platform and Salesforce as this rich set of applications, and of systems of record and databases and all of that, is something that for our mutual customers [inaudible].

Carol Masser: Hey Stewart, hang on for a second, it’s a really bad line and we don’t want our listeners to not be able to understand what you’re saying so hang on, I think our guys, my team is going to try and dial once again into you and see if we can get a cleaner line. We are talking with Stewart Butterfield, co-founder and Chief Executive Officer of Slack. Of course, Salesforce buying Slack this week, a big deal and just interesting to hear what he says about the integration and the fit, so hopefully we’ll get back to Stewart in just a moment.

[Break]

Carol Masser: I want to get back to our interview, we’re talking with Slack co-founder, chairman and CEO Stewart Butterfield, still with us, back with us from San Francisco. Hopefully we’ve got a better line. Technology, right? It’s just kind of crazy. So Stewart, you know, what are your expectations for what your role is, how ultimately Slack integrates with Salesforce specifically?

Stewart Butterfield: Yeah, so I am going to continue to be the CEO, have our own team, and I think there’s a little bit of a track record here. If you look at the MuleSoft and Tableau acquisitions…

Carol Masser: Mmhmm.

Stewart Butterfield: The CEO of Tableau is still there with his team and still executing. And I think that’s important for this deal just because we have a lot of customers, 142,000 as of the last quarter, and there’s a huge overlap with Salesforce but there’s also, you know, 100,000 plus maybe small businesses that aren’t yet Salesforce customers, and I think Slack’s independent success is also really important, so while we’ll work together to build a user interface layer for Customer 360, for the whole set of Salesforce tools, Slack also needs to be successful as a standalone entity.

Carol Masser: So I’ve got to ask you, I’m sure you’ve been asked it a million times, you know by... just talking with our tech team here, you know, that you’re kind of known as an anti-corporate culture individual and, you know, specifically talking about when Flickr, which you were co-founder of, was absorbed by Yahoo!, the corporate culture seemed not to be kind of in-sync with your own views. Is this different? Do you feel like the Salesforce-Slack combination is a whole different world and different scenario?

Stewart Butterfield: Well yes, I mean, I think there’s definitely something really special about this combination, but Flickr and Yahoo!, that was sixteen, seventeen years ago, we were ten people and they were twelve thousand, so you know a very different, very different dynamic coming into it. But I also think that one of the things that Slack employees really treasure and one of the reasons people come to work at Slack, one of the reasons they choose it, is because of the culture.

Carol Masser: Yeah.

Stewart Butterfield: And I think that is something that has evolved over the years, obviously it was different when we were much smaller, but it can continue to evolve, we can continue to learn, and we are coming into a company I think that is more sympatico with our culture than pretty much anyone out there.

Carol Masser: So you feel pretty good about it.

Stewart Butterfield: Yeah.

Carol Masser: I mean if you didn’t feel in-sync with Salesforce, and as you said, you guys have had a relationship for a long time, but are you at a point in your world, in your career, in your life, that if you didn’t feel like this was going to be a good fit, even if financially it felt like a good thing, that you would have said, no, we’re not going to do it?

Stewart Butterfield: Yeah, because I think, you know, I have to keep in mind the interests of our customers and our employees and of course the shareholders.

Carol Masser: Right.

Stewart Butterfield: And the reason I, this might sound a little silly, but when Bret and I were talking about this, the idea we kept coming back to was one plus one equals seven, so it has to be a nonlinear impact. It can’t just be, we have some software, they have a lot of salespeople, let’s get them to sell this software. There has to be the possibility for something bigger.

Carol Masser: Right.

Stewart Butterfield: I think that’s the real reason to choose Salesforce.

Carol Masser: Well, what’s the “bigger” that you envision? I’m just curious too, like the conversations you’ve had with Marc Benioff too, right? Really smart guy, very solid in his own views about things, you know. What do you want to make sure that you know Salesforce is doing, you know they’re huge, they’re massive. But you know there’s something about a company like yours right, where it’s nimble and innovative and you are constantly thinking about your customer. You want to make sure that that continues.

Stewart Butterfield: Yeah, I mean I don’t know that anyone thinks more about their customers than Salesforce.

Carol Masser: Right.

Stewart Butterfield: I think you’re absolutely right and there’s something… there’s a nut that they’ve been trying to crack for a long time now and I’m sure you remember the Superbowl ad launch of Chatter...

Carol Masser: Mmhmm.

Stewart Butterfield: I think in 2010, I don’t remember now. So this is, you have that communication layer, or as sometimes we call it the engagement layer, has been something that has been really important to them, and I think Slack is really the missing piece and what we hope ends up happening is… One end of the spectrum we have all these automated systems, you know someone orders one of your products on your website and that item goes out of inventory and the bill is automatically generated. The other end of the spectrum you have human beings having conversation.

Carol Masser: Yeah.

Stewart Butterfield: That whole spectrum is the workflows that comprise what the organization is trying to accomplish, this gives the capacity to do end-to-end digital transformation and to really try to help automate a lot of the things that can be automated to give people some power and flexibility. And, who knows if this sounds crazy or not, but I look at it in a certain way like creative expression. We both have really strong platforms, we have our workflow builder, they have a number of no-code, low-code solutions, they have 1.8 million people in Trailhead, they’re called... they’re Trailblazers.

Carol Masser: Yeah.

Stewart Butterfield: All of those people inside of their individual companies having Slack’s load dynamic tools to creatively solve the problems that come up in everyday life that aren’t solved by the, you know, the big software packages, this is little crossovers between the different departments and kind of how you... when a decision is made, how you affect that decision.

Carol Masser: Mmhmm.

Stewart Butterfield: I think that’s the real potential, and you probably need my hand gestures to really understand this, the radio might not be the best, the best medium... [both laugh]

Carol Masser: I’ll try to get my head around it.

Stewart Butterfield: That’s the power that we see.

Carol Masser: Hey listen, what do you make though, I mean your demand has increased amid all these stay-at-home orders, we’re talking, you know, they’re happening again on the west coast and throughout the country, you know as everybody once again... We just talked about Citigroup kind of going back to you know remote workforce, you know, now until the end of the year. You know peers such as Zoom Video, man they’ve just taken off like crazy if you look at their share price, Adobe too. What do you feel like has held maybe investor reaction to Slack prior to Salesforce doing this deal? Why do you think that is? What do you think investors have been missing or what are the conversations you’re having with investors that maybe you think they are missing in what you guys are all about?

Stewart Butterfield: Yeah, I think that the big issue is competition with Microsoft.

Carol Masser: Yeah.

Stewart Butterfield: And we look at companies like Okta who went public a couple years before us, they also compete with Microsoft in a product that Microsoft gives away for free as part of a bundle, and it took them a while to earn the credibility with investors for them to understand that despite the fact that they’re competing, [inaudible] effective. And I think that concern has kind of overwhelmed the reality because we have no problem competing.

Carol Masser: Yeah.

Stewart Butterfield: [Inaudible] just in the U.S. – so we have a very strong business in Japan and in the U.K. and the rest of Europe – but just in the U.S., the biggest telco is wall-to-wall on Slack, the biggest media company wall-to-wall on Slack....

Carol Masser: Mmhmm.

Stewart Butterfield: The largest issuer of credit cards is wall-to-wall on Slack, the biggest in consumer electronics wall-to-wall on Slack, the leading retailer... and you go down this list. These are all wall-to-wall customers, but if you zoom out a little bit further, it is seven of the ten largest media companies, it’s four of the six biggest telcos in North America…

Carol Masser: Yeah.

Stewart Butterfield: It’s two-thirds of the Fortune 100, it’s three of the top five U.S. companies by revenue…

Carol Masser: Right.

Stewart Butterfield: And yet this perception kind of persists that Slack hasn’t been successful in the enterprise. You know, we have the operator of the country’s largest integrated healthcare network…

Carol Masser: Right.

Stewart Butterfield: ...is on Slack and obviously we have the tech companies and the software companies and the next generation of what will become the biggest companies. Probably every IPO this year was from a Slack customer…

Carol Masser: Yeah, right.

Stewart Butterfield: But it’s been hard to get that through to people for some reason.

Carol Masser: Yeah well you know, I hear you. Listen, I hope you have a little bit of a break this weekend because I know it’s been a crazy week on our end and I bet it’s been a crazy week on your end, as well. Stewart, thank you so much, I’m glad we were able to reconnect that line and make it clearer. Stewart Butterfield, be well. Co-founder, Chief Executive Officer at Slack on the phone from San Francisco.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.